Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 16, 2005, (October 27, 2005 as to the ninth paragraph of Note 1), (which reports on the financial statements express an unqualified opinion and include an explanatory paragraph relating to accounting changes and changes in certain classifications) relating to the financial statements and financial statement schedules of PG&E Corporation and Pacific Gas and Electric Company, and our reports dated February 16, 2005 relating to management's report on the effectiveness of internal control over financial reporting for the year ended December 31, 2004 included in the Current Report on Form 8-K dated October 28, 2005 as amended on October 31, 2005 of PG&E Corporation and Pacific Gas and Electric Company.

DELOITTE & TOUCHE LLP

San Francisco, California
November 2, 2005